UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the year ended December 31, 2016; or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from __________ to __________.

Commission File Number:  0-19797

___________________________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WHOLE FOODS MARKET GROWING YOUR FUTURE 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHOLE FOODS MARKET, INC.
550 Bowie Street
Austin, Texas 78703

___________________________________________________________

Whole Foods Market Growing Your Future 401(k) Plan
Form 11-K

Report of Independent Registered Public Accounting Firm

To the Benefits Administrative Committee
Whole Foods Market Growing Your Future 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Whole Foods Market Growing Your Future 401(k) Plan (the Plan) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the change in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Plan adopted new accounting guidance in 2016 related to the presentation of fair value of certain investments and disclosures of investments. Certain investments are now shown at contract value rather than fair value on the statements of net assets available for benefits. In addition, the entity adopted new accounting guidance related to disclosures for investments that calculate net asset value per share or its equivalent. Prior-year disclosures have also been revised to reflect the retrospective application of adopting these changes in accounting. Our opinion is not modified with respect to these matters.

The supplemental information in the accompanying Schedule H, Line 4i-Schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

The financial statements of Whole Foods Market Growing Your Future 401(k) Plan as of and for the year ended December 31, 2015, were audited by other auditors, who expressed an unmodified opinion dated June 15, 2016.

/s/ RSM US L.L.P.
Austin, Texas
June 20, 2017

Report of Independent Registered Public Accounting Firm

To the Benefits Administrative Committee
Whole Foods Market Growing Your Future 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Whole Foods Market Growing Your Future 401(k) Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the change in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Padgett, Stratemann & Co., L.L.P.
San Antonio, Texas
June 15, 2016

Whole Foods Market Growing Your Future 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015
(In thousands)

	December 31, 2016	December 31, 2015
Assets
Investments – at fair value	$799,767	$725,073
Investments – at contract value	28,776	28,141
Receivables:
Employer contributions	6,701	6,700
Notes receivable from participants	42,009	39,873
Other	87	11
Total receivables	48,797	46,584
Total assets	877,340	799,798

Liabilities
Excess contributions payable	—	91
Total liabilities	—	91

Net assets available for benefits	$877,340	$799,707

The accompanying notes are an integral part of these financial statements.

Whole Foods Market Growing Your Future 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2016 and 2015
(In thousands)

	2016	2015
Additions:
Investment income:
Net change in fair value of investments	$41,219	$(53,035)
Dividends and interest	13,223	17,526
Total investment income (loss)	54,442	(35,509)
Contributions:
Participants	99,321	99,254
Employer	6,701	6,700
Rollovers	4,547	3,904
Total contributions	110,569	109,858
Total additions	165,011	74,349
Deductions:
Benefits paid to participants	83,335	73,404
Administrative expenses	4,043	3,809
Total deductions	87,378	77,213
Net increase (decrease)	77,633	(2,864)

Net assets available for benefits at beginning of year	799,707	802,571
Net assets available for benefits at end of year	$877,340	$799,707

The accompanying notes are an integral part of these financial statements.

Whole Foods Market Growing Your Future 401(k) Plan
Notes to Financial Statements
December 31, 2016

(1) Description of Plan
The following description of Whole Foods Market Growing Your Future 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan established January 1, 2002 by Whole Foods Market, Inc. (the “Company” or “Plan Sponsor”) for the benefit of certain employees who have completed one hour of service and are age 18 or older. The Plan was amended and restated effective October 1, 2015 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Each year participants may contribute up to 100% of pretax compensation, as defined in the Plan, up to the maximum allowed under the Internal Revenue Code (“IRC”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan will automatically enroll eligible employees, at 3.0% of annual compensation, unless they decline participation or fail to enroll prior to 180 days after becoming eligible if hired on or before December 31, 2016. The Plan will automatically enroll eligible employees at 3.0% of annual compensation, unless they decline participation or fail to enroll prior to 60 days after becoming eligible if hired on or after January 1, 2017. The Plan allows a Company matching contribution in an amount determined by the Board of Directors. The Company made a matching contribution on behalf of each eligible participant equal to 15.3% and 15.7% of the first $1,000 of each such participant’s contributions in 2016 and 2015, respectively. The Company’s matching contributions for each year were made to the Plan in the following year and therefore were recorded as a receivable at December 31, 2016 and 2015, respectively. The Company’s matching contribution may be made in the form of the Company’s common stock or in cash. Contributions are subject to certain limitations. The 2016 and 2015 matching contributions were made in cash and were invested according to the participants’ investment directions in place on the date of contribution, in accordance with Plan procedures.

Participant Accounts
Participants direct the investment of their account into various investment options offered by the Plan. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations of the Company’s matching contributions are based on the amount of each participant’s contributions and allocations of earnings are based on each participant’s account balances and his or her individual investment options. The benefit to which a participant is entitled is the benefit that can be derived from the participant’s vested account.

Vesting
Participants are immediately vested in all contributions plus actual earnings thereon.

Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $500, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear a reasonable rate of interest, as determined by the Plan Administrator. Principal and interest are paid by participants through weekly or bi-weekly payroll deductions.

Payment of Benefits
On termination of service, a participant or his or her beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account. Any balance that does not exceed $5,000 is automatically paid out as soon as administratively possible. In the absence of an election by the participant within the time period specified by the Plan Administrator, any balance that exceeds $1,000 but does not exceed $5,000 is paid as a direct rollover to an individual retirement plan designated by the Plan Administrator and any balance that does not exceed $1,000 is paid directly to the participant in the form of a cash, lump-sum distribution. Hardship withdrawals are also available prior to a participant’s termination of service, subject to certain limitations. Participants may elect to take a partial or complete withdrawal of their account prior to termination of service after attaining age 59½ or in the event of their disability. Participants may also elect to receive a withdrawal of their rollover contributions at any time.

Forfeitures
Participant forfeitures may be used to reduce future employer contributions or pay the expenses of the Plan. Forfeitures arising from lost participants, uncashed checks, etc. totaled approximately $173,000 and $286,000 at December 31, 2016 and 2015, respectively. The 2015 employer contributions were reduced by approximately $147,000 of forfeitures. Participant forfeitures were not used to reduce future employer contributions in 2016.

(2) Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be recognized to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for disclosure of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net change in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments, and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Notes receivable from participants have been classified as an investment asset for Form 5500 reporting purposes and accordingly have been included as an investment in the supplemental schedule, Schedule H, Line 4i-Schedule of assets (held at end of year).

Excess Contributions Payable
The IRC limits the amount of contributions that a participant may defer on a pre-tax basis into the Plan during a calendar year. If a participant exceeds this statutory limit, the Plan is required to return the deferrals in excess of the limit. In addition, the IRC limits the amount of contributions that highly compensated participants may defer into the Plan during a plan year based on the amount deferred during that period by non-highly compensated participants. If deferrals made by highly compensated participants exceed the applicable limit, the Plan is required to refund the excess contributions to certain highly compensated participants. Finally, the IRC limits the total amount of employer contributions and participant deferrals that may be contributed on behalf of any participant during a plan year and requires that amounts in excess of that limit either be returned to participants or forfeited, as applicable. The Plan distributed 2016 and 2015 excess amounts to the applicable participants in 2017 and 2016, respectively, as required by the IRC. Distributions payable to participants for amounts in excess of the statutory limits are recorded as a liability with a corresponding reduction to contributions.

Payment of Benefits
Benefits are recorded when paid.

Expenses of the Plan
Plan fees and expenses, including fees and expenses connected with providing administrative services by external service providers, are paid from Plan assets. Allocation of administrative expenses is based on expenses that are chargeable to individual participants and as a pro rata amount of the overall Plan administrative expenses.

Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” which amends Accounting Standards Codification (“ASC”) 820, “Fair Value Measurement.” The amendments removed the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient. The amendments also removed the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The Plan adopted these provisions for the 2016 plan year and retroactively applied them to the 2015 financial statements. The impact of adoption is reflected in Note 4.

In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (consensuses of the FASB Emerging Issues Task Force).” The amendments required fully benefit-responsive investment contracts to be measured, presented and disclosed only at contract value, not fair value; simplified the investment disclosure requirements; and provided a measurement date practical expedient for employee benefit plans. The Plan adopted these provisions for the 2016 plan year and retroactively applied them to the 2015 financial statements. The impact of adoption is reflected in Notes 3 and 9.

(3) Fair Value Measurements
The Plan’s financial assets and liabilities are recorded at fair value in accordance with the framework for measuring fair value in generally accepted accounting principles. This framework establishes a fair value hierarchy that prioritizes the inputs used to measure fair value:

•	Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3: Inputs that are generally unobservable. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques that are used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015:

•
Mutual Funds: Valued using the net asset value (“NAV”) of shares held by the Plan at year-end. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding. NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

•
Collective Trust Funds: Valued at the NAV of units of a bank collective trust fund held by the Plan. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust fund, the investment adviser reserves the right to temporarily delay withdrawal from the collective trust fund in order to ensure that securities liquidations will be carried out in an orderly business manner. The collective trust funds are not included in the valuation hierarchy.

•
Fidelity BrokerageLink Self-directed Brokerage Accounts: The underlying investments, which consist primarily of interest-bearing cash accounts and individual corporate common stocks, are valued at the closing price reported on the open market and are classified within Level 1 of the valuation hierarchy.

•	Whole Foods Market, Inc. Common Stock: Valued at the closing price reported in the active market on which the individual securities are traded and classified within Level 1 of the valuation hierarchy.

The methods noted above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015 (in thousands):

December 31, 2016	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Mutual funds	$292,731	$—	$—	$292,731
Fidelity BrokerageLink self-directed brokerage accounts	7,120	—	—	7,120
Whole Foods Market, Inc. common stock	56,367	—	—	56,367
Total assets in the fair value hierarchy	$356,218	$—	$—	$356,218

Collective trusts valued at NAV per share(1)				$443,549

Total investments at fair value				$799,767

December 31, 2015	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Mutual funds	$272,264	$—	$—	$272,264
Fidelity BrokerageLink self-directed brokerage accounts	5,901	—	—	5,901
Whole Foods Market, Inc. common stock	62,609	—	—	62,609
Total assets in the fair value hierarchy	$340,774	$—	$—	$340,774

Collective trusts valued at NAV per share(1)				$384,299

Total investments at fair value				$725,073
(1) In accordance with Subtopic 820-10, certain investments that were measured at NAV or its equivalent have not been classified in the fair value hierarchy. The fair value amounts in this table are intended to permit reconciliation of the fair value hierarchy to the items presented in the Statement of Net Assets Available for Benefits.

The table above excludes the Fidelity Managed Income Portfolio II Class I Fund, which is comprised of fully benefit-responsive investments that at December 31, 2016 had a contract value of $28,776,032. As discussed within Note 2, fully benefit-responsive contracts are measured at contract value.

The following table summarizes investments measured at fair value based on NAV per share.

	Fair value at December 31
(In thousands)	2016	2015	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trusts	$443,549	$384,299	(1)	(1)	(1)
(1) Collective trusts share the common goal of growth and preservation of principal. The collective trusts indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. These investments can be redeemed daily and there are currently no redemption restrictions or unfunded commitments on these investments.

(4) Guaranteed Investment Contract
The Plan has entered into a benefit-responsive investment contract with Fidelity Management Trust Company (“Fidelity”), the Fidelity Managed Income Portfolio Fund. Fidelity maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The average yields consist of the following for the years ended:

	December 31, 2016	December 31, 2015
Based on actual earnings	2.01%	1.97%
Based on interest rate credited to participants	1.58%	1.52%

(5) Related Party Transactions and Party-in-Interest Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the custodian as defined by the Plan and, therefore, these investments qualify as party-in-interest transactions. The Plan also invests in shares of common stock of Whole Foods Market, Inc., the Plan Sponsor.

(6) Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(7) Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated August 12, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Company’s benefits counsel believe the Plan is designed, and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe the Plan is qualified and the related trust is tax-exempt. The Company applied for an updated determination letter on May 27, 2016, which is still under consideration.

(8) Risks and Uncertainties
The Plan invests in various investment securities. Investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2016 Statement of Net Assets Available for Benefits.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(9) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of the dates indicated (in thousands):

	December 31, 2016	December 31, 2015
Net assets available for benefits per the financial statements	$877,340	$799,707
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	100	202
Net assets available for benefits per Form 5500	$877,440	$799,909

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Form 5500 for the years ended (in thousands):

	December 31, 2016	December 31, 2015
Net increase (decrease) in net assets available for benefits per financial statements	$77,633	$(2,864)
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(202)	(406)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	100	202
Net income (loss) per Form 5500	$77,531	$(3,068)

Whole Foods Market Growing Your Future 401(k) Plan
Supplemental Schedule
(In thousands)

Whole Foods Market Growing Your Future 401(k) Plan
EIN: 74-1989366

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Plan No.: 002
December 31, 2016

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current value
*	Whole Foods Market, Inc. common stock	Common stock	N/A	$56,367
	Vanguard Target Retirement 2010 Trust II	Collective trust	N/A	9,307
	Vanguard Target Retirement 2015 Trust II	Collective trust	N/A	11,632
	Vanguard Target Retirement 2020 Trust II	Collective trust	N/A	34,436
	Vanguard Target Retirement 2025 Trust II	Collective trust	N/A	40,981
	Vanguard Target Retirement 2030 Trust II	Collective trust	N/A	55,265
	Vanguard Target Retirement 2035 Trust II	Collective trust	N/A	48,022
	Vanguard Target Retirement 2040 Trust II	Collective trust	N/A	58,821
	Vanguard Target Retirement 2045 Trust II	Collective trust	N/A	72,501
	Vanguard Target Retirement 2050 Trust II	Collective trust	N/A	71,382
	Vanguard Target Retirement 2055 Trust II	Collective trust	N/A	30,894
	Vanguard Target Retirement 2060 Trust II	Collective trust	N/A	7,117
	Vanguard Target Retirement Income Trust II	Collective trust	N/A	3,191
	Vanguard Total International Stock Index Fund	Mutual fund	N/A	24,244
*	Fidelity Capital & Income Fund	Mutual fund	N/A	15,376
	Vanguard Inflation-Protected Securities Fund Admiral Shares	Mutual fund	N/A	3,385
	Metropolitan West Total Return Bond Fund Plan	Mutual fund	N/A	23,573
*	Fidelity DFA US Sustainability Core 1	Mutual fund	N/A	13,559
	Vanguard Institutional Index Fund	Mutual fund	N/A	55,055
*	Fidelity Capital Appreciation K Fund	Mutual fund	N/A	30,576
*	Fidelity Contrafund K	Mutual fund	N/A	37,531
	Vanguard Total Bond Market Admiral	Mutual fund	N/A	8,179
	Spartan Extended Market Index Fund	Mutual fund	N/A	13,695
*	Fidelity Money Market Trust Retirement Government Money Market Portfolio	Mutual fund	N/A	32
	Vanguard Explorer Fund Admiral Shares	Mutual fund	N/A	24,759
	American Beacon Small Cap Value Fund	Mutual fund	N/A	10,884
	Vanguard Total International Bond Index Fund Admiral Shares	Mutual fund	N/A	929
	American Funds New Perspective Fund Class R-6	Mutual fund	N/A	12,060
	Invesco Diversified Dividend Fund R5 Class	Mutual Fund	N/A	18,894
*	Fidelity Managed Income Portfolio II Class 1 Fund	Stable value fund	N/A	28,776
	Fidelity BrokerageLink	Self-directed brokerage accounts	N/A	7,120
	Participant loans	Interest rates ranging from 4.25% to 10.25% with various maturities through 2031		42,009
	Total Investments and Participant Loans			$870,552
* Party-in-interest.
** Cost information omitted for all participant-directed funds.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WHOLE FOODS MARKET GROWING YOUR FUTURE 401(k) PLAN

Date:	June 20, 2017	By:	/s/ Amy Green
Amy Green
Chairman, Benefits Administrative Committee
Whole Foods Market, Inc.

Exhibit Index

Exhibit 23.1    Consent of RSM US L.L.P., Independent Registered Public Accounting Firm
Exhibit 23.2    Consent of Padgett, Stratemann & Co., L.L.P., Independent Registered Public Accounting Firm